Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 9, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Kyndryl Holdings, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Kyndryl Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange up to $700,000,000 aggregate principal amount of the Company’s 2.050% Senior Notes due 2026, $500,000,000 million aggregate principal amount of the Company’s 2.700% Senior Notes due 2028, $650,000,000 million aggregate principal amount of the Company’s 3.150% Senior Notes due 2031 and $550,000,000 million aggregate principal amount of the Company’s 4.100% Senior Notes due 2041 for a like principal amount of substantially similar notes that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $222,480 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or jkennedy@paulweiss.com or Edward Sebold at (212) 896-2098 or edsebold@kyndryl.com.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:	Evan Barth, Esq.
Evan.Barth@kyndryl.com
Kyndryl Holdings, Inc.

David E. Sobel, Esq.
dsobel@paulweiss.com
Paul, Weiss, Rifkind, Wharton & Garrison LLP